Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	May 3, 2019

Eldorado Gold Announces Voting Results from Annual Meeting of Shareholders

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce that all director nominees, as listed in the Management Proxy Circular dated March 18, 2019, were elected as directors of Eldorado at the Company’s Annual Meeting of Shareholders (the “Meeting”) held on May 2, 2019 in Vancouver, British Columbia.

Election of Directors
Directors	Votes For	Votes Withheld	Outcome
George Albino	73,038,400	1,707,107	Elected
	97.72%	2.28%
George Burns	73,662,873	1,082,635	Elected
	98.55%	1.45%
Teresa Conway	73,919,521	825,986	Elected
	98.89%	1.11%
Pamela Gibson	73,676,994	1,068,513	Elected
	98.57%	1.43%
Geoffrey Handley	73,232,086	1,513,422	Elected
	97.98%	2.02%
Michael Price	73,887,141	858,366	Elected
	98.85%	1.15%
Steven Reid	73,255,406	1,490,102	Elected
	98.01%	1.99%
John Webster	73,657,898	1,087,609	Elected
	98.54%	1.46%

At the Meeting, shareholders of the Company also approved:

●
The appointment of auditors;

●
Setting the auditors pay; and

●
The advisory resolution on executive compensation.

Voting results on each resolution are detailed below and can also be found in the Company’s final Report on Voting Results as filed on SEDAR (www.sedar.com). All resolutions were conducted by ballot.

Appointment of Auditor
Votes For	Votes Withheld	Outcome
97,384,722	1,229,848	Carried
98.75%	1.25%

Setting Auditor’s Pay
Votes For	Votes Against	Outcome
74,345,780	399,727	Carried
99.47%	0.53%

Non-Binding Advisory Vote on Executive Compensation
Votes For	Votes Against	Outcome
70,659,642	4,085,865	Carried
94.53%	5.47%

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

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